CARTER LEDYARD & MILBURN LLP
Counselors at Law
701 8th Street, N.W., Suite 410
Washington, DC 20001-3893
Steven J. Glusband	2 Wall Street	(202) 898-1515
Partner	New York, NY 10005-2072	o
o	o	570 Lexington Avenue
Direct Dial: 212-238-8605	Tel (212) 732-3200	New York, NY 10022-6856
E-mail: glusband@clm.com	Fax (212) 732-3232	(212) 371-2720

December 6, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Magal Security Systems Ltd. Form 20-F for the Year Ended December 31, 2009 Filed May 3, 2010 File No. 000-21388

Dear Mr. Spirgel:

On behalf of our client, Magal Security Systems Ltd. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Mr. Eitan Livneh, Chief Executive Officer of the Company, dated November 18, 2010, with respect to the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “Form 20-F”) filed with the Commission on May 3, 2010.

The paragraphs below are numbered to correspond to the Staff’s comments as set forth in your letter dated November 18, 2010.  We have repeated your comments in italics and boldface and set forth our response in plain type below each comment.

Operating and Financial Review and Prospects, page 24

1.
In future filings, please provide more robust disclosure relating to the company's financial condition and operating performance, including liquidity and capital resources, changes in financial condition and results of operations.  For example, we note the various issues raised by the recent dissident shareholder proposal and the company's adoption of a new strategic plan, as disclosed in the Form 6-K filed on August 18, 2010.

MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business.  Management has a unique perspective on its business that only it can present.  As such, MD&A should not be a recitation of financial statements in narrative form or a series of technical responses to MD&A requirements, neither of which provides this important management perspective.

The Company notes the Staff comment and will provide a more robust MD&A disclosure in future filings.

Goodwill, page 29

2.
We note your statement at the top of page 29 that your operating segments also constitute your two reporting units ("Projects" and "Perimeter").  However, at the bottom of the page you discuss the 2008 impairment test where you determined the fair value of your European and U.S. subsidiaries.  Please clarify for us exactly how you determined your reporting units.  Refer to your basis in accounting literature.

The Company applied the provisions of ASC Topic 350-20-35 in determining its reporting units, according to which the provisions of Topic 280 should be used to determine the reporting units of an entity.  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the management of the segment regularly reviews the operating results of that component.

As indicated in the Form 20-F, the Company has two operating segments, the Perimeter Products segment and the Turnkey Projects segment.

Perimeter Products Segment

During 2008, the Perimeter Products segment included the operations of four subsidiaries, Senstar Stellar Corp (“Senstar Canada”), Senstar Gmbh (“Senstar Germany”), Senstar Limited (“Senstar UK”) and Magal Senstar Inc. (the “U.S. Subsidiary”).  The Perimeter Products segment also included the Company’s operations in Israel during 2008.  The Company acquired Senstar Canada and Senstar Germany in January 1997 and in connection with such acquisition, recorded goodwill with respect to both subsidiaries.  As the same time, the Company established Senstar UK and considered Senstar Canada, Senstar Germany and Senstar UK as one operating unit due to the commonality of their operations and products, with Senstar Germany and Senstar UK acting as distributors for Senstar Canada (the “Senstar Reporting Unit”).  The U.S. subsidiary, acquired in September 1997, was considered a separate operating unit within the Perimeter Products segment.  The Israeli operations of the Perimeter Products segment are considered a separate reporting unit within that segment, but no goodwill is attributed to such reporting unit.  Consistent with ASC Topic 350-20-35, each of such reporting units generated discrete financial information and the management of each reporting unit regularly reviewed the operating results of each reporting unit.`

In 2008, due to the economic crisis in the United States and the decline in government spending, the Company’s revenues attributable to the U.S. market declined and as a result, the Company determined that the fair value of the U.S. subsidiary had significantly declined and recorded a goodwill impairment charge attributable to the U.S. subsidiary.  As a result, as of January 1, 2009, the only remaining goodwill relating to the Perimeter Products segment relates to the Senstar Reporting Unit.

Turnkey Projects Segment

The Turnkey Projects segment has operations worldwide and the segment includes a number of reporting units.  Until 2007, no goodwill was recorded with respect to any of the reporting units within the Turnkey Projects segment. In late 2007, the Company acquired a European subsidiary that was subsequently sold back to its former owner in December 2009.  In connection with its purchase of the European subsidiary in late 2007, the Company recorded goodwill.  Based on ASC Topic 350-20-35, the Company determined that the European subsidiary was a separate reporting unit within the Turnkey Projects segment since it was a business for which discrete financial information was available and its operations were reviewed by management regularly.  In 2008, the Company determined that the fair value of the European subsidiary had decreased and as a result, wrote-off the related goodwill.  After such write-off, no goodwill was allocated to the Turnkey Projects segment.

Remaining Goodwill

Accordingly, prior to the Company’s write-off of goodwill in 2008, goodwill existed with respect to both of its operating segments.  Within each segment, the goodwill that was impaired in 2008 was attributable to one reporting unit, the former U.S. subsidiary with respect to the Perimeter Products segment and the former European subsidiary with respect to the Turnkey Projects segment.

Following the 2008 impairment, there is no goodwill allocated to the Turnkey Projects segment and the only remaining goodwill on the Company’s balance sheet relates to the Senstar Reporting Unit within the Perimeter Products segment.

In future filings, the Company will revise its disclosure to more accurately describe its operating segments and reporting units.

Concentrations of credit risk, page 30

3.	We note that you reversed $153,000,000 in bad debt expense for the year ended December 31, 2009. Please tell us why you believe the reversal is appropriate.

Generally, debts are considered as doubtful based on specific evaluation, principally based on the period of time that such receivable is outstanding and management’s assessment of its collectibility.  The net reversal of bad debt in 2009 arose from the difference between the amount of bad debt recorded in 2009 and an adjustment to a bad debt provision that was expensed in prior years due to the collection of such receivable in 2009.

In 2008, the Company included in its provision for doubtful accounts approximately $260,000 attributable to a client that was in financial difficulties and with which the Company was in a commercial dispute.  Such receivable was overdue for over a year.  The

U.S. dollar amount of the provision is a translation of a New Israeli Shekels (“NIS”) denominated receivable based on the US$/NIS exchange rate at December 31, 2008.  In 2009, the Company filed a lawsuit in an Israeli court seeking the liquidation of the debtor in order to collect the receivable.  On July 1, 2009, the court entered a judgment in favor of the Company denominated in NIS.  On such date, the debtor paid the Company an amount in NIS equal to the equivalent of $96,000 of such debt.  As the Company did not file its annual report on Form 20-F for the year ended December 31, 2008 until July 13, 2009, it should have reversed the amount of such payment against the bad debt because its financial statements for the December 31, 2008 fiscal year had not been finalized at the time of payment.  The Company believes that its failure to reverse the $96,000 payment against the bad debt was not material pursuant to Staff Accounting Bulletin No. 99 and accordingly does not believe that a restatement was required.  The Company believed that the remaining amount of outstanding debt was doubtful because it was not clear that the debtor would be able to make any further payments.

Subsequently, in August and September 2009 the debtor made additional payments on the judgment in NIS equal in total to the equivalent of $143,000.  As a result of the payments in 2009, the Company reversed a total of $239,000 of bad debt for 2009, which reversal exceeded the bad debt provision for such period, resulting in income of $153,000 in 2009.

Consolidated Statements of Operations, page F-5

4.
Please tell us and disclose in your footnotes what your non-controlling interest relates to.  If you acquired a new entity or part of a new entity in 2009 please provide all the disclosure required by ASC 805.

The Company established new Spanish subsidiary in September 2009, which is 76% owned by the Company and 24% owned by a Spanish partner.  The non-controlling interest relating to the new Spanish subsidiary was not material in 2009.  Going forward, the Company will provide the appropriate disclosure with respect to its non-controlling interest in future filings.

Note 2: - Significant Accounting Policies, page F-11

w. Derivative instruments, page F-23

5.	Please provide disclosure as required by ASC 815. Provide us with your proposed disclosure.

The Company advises the Staff that the following disclosure will be provided in future filings:

Derivative instruments:

ASC 815, "Derivatives and Hedging" (formerly SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"), requires that a company recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value.

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship.

In 2007 and 2008, the Company had forward contracts in order to hedge portions of its forecasted revenue and unbilled accounts receivable denominated in Euros, Polish Zlotys, U.S. dollars and Canadian dollars.  The Company did not designate the forward instruments as hedges for accounting purpose and thus, all changes in the fair value of these derivatives were recorded in financial expanses for the years ended December 31, 2007 and 2008.  The Company did not enter into any derivative transactions during 2009.  As a result, the Company recorded $666,000, $291,000 and $0 in financial expenses related to forward contracts in 2007, 2008 and 2009, respectively.

x. Fair value measurements, page F-23

6.	Please provide disclosure as required by ASC 820. Provide us with your proposed disclosure.

The Company advises the Staff that the disclosure related to fair value measurements in Note 2x to the consolidated financial statements will be revised in future filings to provide the following additional disclosure:

During 2008, the Company measured the fair value of marketable securities based on quoted prices (unadjusted).

During 2009, the Company did not use any fair value measurements except for those described in Note 2l.

**********

Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

Very truly yours,

/s/Steven J. Glusband
Steven J. Glusband

cc:           Eitan Livneh, Chief Executive Officer, Magal Security Systems Ltd. (by email)
Ilan Ovadia, Chief Financial Officer, Magal Security Systems Ltd. (by email)

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